April 1, 2008

VIA EDGAR

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coffee Holding Co, Inc. Form 10-K for Fiscal Year Ended October 31, 2007 Filed February 1, 2008 File No. 001-32491

Dear Ms. Jenkins:

I am writing in response to the letter dated March 18, 2008 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Form 10-K for Fiscal Year Ended October 31, 2007 of Coffee Holding Co., Inc. Your specific requests for information are set forth verbatim below, followed by the Company’s response.

Management Discussions and Analysis of Financial Condition and Results of Operations, page 20

1.	Tell us why you have not provided a tabular disclosure of contractual obligations as required by Item 303 of Regulation S-K.

The tabular disclosure of contractual obligations as required by Item 303 of Regulation S-K was inadvertently omitted from the filing. The table below has been added to page 27 of the amended Form 10-K for the year ended October 31, 2007 as filed with the Commission on April 1, 2008.

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
U.S. Securities and Exchange Commission
April 1, 2008

Contractual Obligations

We are contractually obligated to make the following payments as of October 31, 2007:

	Payments Due by Period
	Within 1 Year	After 1 Year But Within 3 Years	After 3 Years But Within 5 Years	After 5 Years	Total
Borrowings
Line of credit(1)	$897,191	$-	$-	$-	$897,191
Operating Lease Obligations
Real estate leases	$280,093	$560,186	$245,186	$1,126,046	$2,211,511
Equipment leases	13,200	26,400	1,100	-	40,700
Total operating lease obligations	$293,293	$586,586	$246,286	$1,126,046	$2,252,211
Purchase Obligations
Coffee purchase obligations	$17,563,604	$-	$-	$-	$17,563,604
Total	$18,754,088	$586,586	$246,286	$1,126,046	$20,713,006

(1)
The line of credit agreement, which was originally entered into in November 2004, has historically been amended to extend the maturity date. As of October 31, 2007, the line of credit balance has been classified as a current liability. The line of credit obligation should be considered with the aggregate information about our contractual obligations which impact its short and long term liquidity and capital resource needs.

* * *

In responding to the staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy of the disclosures in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

* * *

Should you have any questions, please contact the Company’s legal counsel, Matthew Dyckman of Thacher Proffitt & Wood LLP, at (202) 626-5647.

Very truly yours, /s/ Andrew Gordon Andrew Gordon President and Chief Executive Officer